UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

IHARA CHEMICAL KOGYO Kabushiki Kaisha
(Name of Subject Company)

IHARA CHEMICAL INDUSTRY CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

KUMIAI CHEMICAL INDUSTRY CO., LTD.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Masashi Mochizuki
IHARA CHEMICAL INDUSTRY CO., LTD.
4-26, Ikenohata 1-chome, Taito-ku, Tokyo, Japan
(Telephone +81-3-3822-5223)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibits.

(b) Not applicable.

Item 2. Informational Legends

Included in the previously submitted document Exhibit 1 and the document attached hereto as Exhibit 2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on September 20, 2016.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice of Conclusion of Basic Agreement on Business Integration between KUMIAI CHEMICAL INDUSTRY CO., LTD. and IHARA CHEMICAL INDUSTRY CO., LTD.*

2	Notice of Conclusion of Merger Agreement between KUMIAI CHEMICAL INDUSTRY Co., Ltd. and IHARA CHEMICAL INDUSTRY CO., LTD.
*Previously submitted on Form CB on September 20, 2016.

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yoshitomo Koike
(Signature)

Yoshitomo Koike
Representative Director & President
KUMIAI CHEMICAL INDUSTRY CO., LTD.
(Name and Title)

December 16, 2016
(Date)

4

EXHIBIT 2

Notice of Conclusion of Merger Agreement between KUMIAI CHEMICAL INDUSTRY CO., LTD. and IHARA CHEMICAL INDUSTRY CO., LTD.

To shareholders in the United States:
This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

December 16, 2016
To: All Concerned
Company: KUMIAI CHEMICAL INDUSTRY CO., LTD.
Representative: Yoshitomo Koike, Representative Director & President
(Code no. 4996 Tokyo Stock Exchange, First Section)
Inquiries to: Makoto Takagi, Managing Director and General Manager of General Affairs Department
(Tel: 03-3822-5036)

Company: IHARA CHEMICAL INDUSTRY CO., LTD.
Representative: Masashi Mochizuki, Representative Director, President & CEO
(Code no. 4989 Tokyo Stock Exchange, First Section)
Inquiries to: Yutaka Oishi, Executive Officer and General Manager of General & Personnel Affairs Department
(Tel: 03-3822-5223)

Notice of Conclusion of Merger Agreement between KUMIAI CHEMICAL INDUSTRY CO., LTD. and IHARA CHEMICAL INDUSTRY CO., LTD.

KUMIAI CHEMICAL INDUSTRY CO., LTD. (“Kumiai Chemical Industry”) and IHARA CHEMICAL INDUSTRY CO., LTD. (“Ihara Chemical Industry”) announced in the “Notice of Conclusion of Basic Agreement on Business Integration between KUMIAI CHEMICAL INDUSTRY CO., LTD. and IHARA CHEMICAL INDUSTRY CO., LTD.” dated September 20, 2016 that they were proceeding with detailed examinations and discussions with the aim of executing a business integration between both companies based on a spirit of equality. Further to that notice, Kumiai Chemical Industry and Ihara Chemical Industry announce the following today as they have resolved at their respective board of directors meetings held today to carry out a merger (the “Merger”) and have concluded a merger agreement (the “Merger Agreement”) on this day.
The Merger will take effect on May 1, 2017 on the condition that the Merger Agreement is approved at Kumiai Chemical Industry’s ordinary general meeting of shareholders to be held on January 27, 2017 and at Ihara Chemical Industry’s ordinary general meeting of shareholders to be held on January 24, 2017, respectively, and by the competent authorities.
Before the Merger becomes effective (planned effective date: May 1, 2017), Ihara Chemical Industry’s ordinary shares will be delisted from the first section of the Tokyo Stock Exchange, Inc. (“TSE”) on April 26, 2017 (the final day for trading the shares will be April 25, 2017).

1. Purpose and Background of the Merger
Kumiai Chemical Industry and Ihara Chemical Industry have complemented each other’s roles in the course of conducting business together, under a system where manufacturing and sales are separated, with the companies jointly creating and developing new agricultural chemicals, and with Ihara Chemical Industry manufacturing the active ingredients and Kumiai Chemical Industry handling commercialization and sales.
The agricultural chemical business, which is the core business of both companies, is currently undergoing major changes in its business environment in Japan. Meanwhile, worldwide, against a backdrop of population increases and economic growth in developing countries, the importance of agricultural production has been increasingly on the rise. Given the perpetually changing business environment surrounding the agriculture and agricultural chemical business both in Japan and worldwide, we have concluded that by deploying the growth strategy discussed below in 2., the integration of our companies will provide the best opportunity to win out over the competition and maximize corporate value.
With our existing relationship of trust and close business ties, our companies will be integrating in a spirit of equality, aiming to quickly achieve synergies that benefit the stakeholders of both companies, with the cooperation of our management teams and employees.

2. Objectives of the Merger
The Merger is intended to minimize risk by unifying processes, ranging from the creation of agricultural chemicals to R&D, and active ingredient procurement, formulation and sales, and consolidating management resources in order to facilitate faster and better decision-making. The companies will seek to achieve sustained growth as a distinctive R&D-oriented company by elevating our business efficiency and reinforcing our management base both of which are to be achieved by utilizing integrated management resources.
Our companies will also undertake initiatives so that we can contribute to our customers, the development of the agricultural industry and the realization of an affluent society by providing goods and services of exceptional quality.
(1) Agricultural Chemical Business
The companies will seek to maximize corporate value as an R&D-oriented agricultural chemical company that is closely connected to the Japanese and global markets. We will also effectively leverage business tie-ups and M&As to achieve further business expansion.

① Sales
◇ Japanese Market
•	Reinforce marketing functions so that we can get an accurate read on changes occurring in agricultural business conditions and take swift action.
•	Promote market penetration and expanded sales of newly developed chemicals through choice and concentration.
•	Maintain a sales system with a close-knit relationship with local regions, and bolster our competitiveness through sales placing suitable products to individual market segments.

◇ Overseas Market
•	Reinforce sales and marketing functions so that we can accurately adapt to the changing marketplace and expand sales.
•	Strengthen the business base by re-evaluating the significance of, reorganizing, and integrating its overseas bases of operations.
•
Consider building new bases of operations in addition to existing ones in emerging countries with good growth potential. Reorganize its functions and bases of operations to conduct market-oriented sales activities in Asian regions in particular.

② R&D
•	Combine and optimize functions by reorganizing research structures, and improve our ability to produce new agricultural chemicals.
•	Continue to develop high-value and innovative agricultural chemical products that meet customers’ expectations by further bolstering chemical-formulation technology.
•	Promote innovation in organic synthetic technologies by exploiting open innovations, and reduce costs of chemicals developed in-house, including existing chemicals.
•
Produce a full product line-up by collaborating closely in sales activities, by securing a base that ensures data collection, field testing, and recording functions that provide accurate insights into customers’ needs, and by giving constructive feedback to the in-house chemical research process.

③ Production and Procurement
•	Increase the company’s competitive edge by reorganizing and optimizing production and procurement systems, fully utilizing group company functions, and fully leveraging synergistic effects.
•	Reduce in-house chemical development costs, including existing chemicals, and increase price competitiveness and profitability by maintaining and reinforcing global procurement structures.
•
In the Asian region in particular, maintain a procurement function and foundation for active ingredients, intermediate ingredients, and formulations, and enhance market-oriented procurement activities that tie in to sales and development.

(2) Fine Chemicals Business
The companies will aim to achieve sustained growth through maximizing customer value by the expansion of their business areas using technologies of organic synthesis.
•	In the contract manufacturing segment, seek to grow profits further by expanding contract manufacturing production capacity that leverages our core-competency technologies.
•
In the chlorination segment, use the Thai subsidiary established to expand sales, production, and supply systems, and to establish a base of operations for developing group business opportunities in the future in the Asian region, to promote business maintenance and expansion.

•
In the fine chemicals, urethane curing agent, industrial chemical, bio-business, and other areas, strive to develop new products and create new businesses by leveraging our established organic synthetic technologies, our strong relationships of mutual trust with trading partners, and our global procurement system, and by building a performance-evaluation system that enables us to carry out manufacturing and sales with an insight into end-product needs.

(3) Cost Reduction Measures
Our companies will implement the following measures to increase management efficiency and improve profitability.
•	Resolve redundant functions in the management departments and increase operational efficiency.
•	Reduce costs by sharing and standardizing, etc. infrastructure.

•	Improve factory utilization rates based on planned production.
•	Centralize the management of IT systems and finances.

(4) Strengthen Corporate Governance
Our companies will undertake additional initiatives to achieve sustained growth and improve corporate value over the medium- to long-term. The initiatives will include securing systems to ensure that operations do not violate the law, the new company’s articles of incorporation and company rules, through thorough operation of internal control systems implemented according to the Basic Policy on Building an Internal Control System. These initiatives will also include respecting the rights and interests of the company’s shareholders and stakeholders and making corporate activities transparent. To that end, the company will continuously undertake initiatives based on a stance that conforms with the general rules stipulated in the Corporate Governance Code.

We will decide on and publish a medium-term business plan that sets out the specific details to be implemented to achieve these objectives, as quickly as possible after the launch of the new company.

3. Summary of the Merger
(1) Merger Schedule
Basic Agreement execution date	September 20, 2016 (Tuesday)
Board of directors resolution date regarding the execution of the Merger Agreement (both companies)	December 16, 2016 (Friday)
Merger Agreement execution date	December 16, 2016 (Friday)
General meeting of shareholders record date (both companies)	October 31, 2016 (Monday)
General meeting of shareholders date (Ihara Chemical Industry)	January 24, 2017 (Tuesday) (planned)
General meeting of shareholders date (Kumiai Chemical Industry)	January 27, 2017 (Friday) (planned)
Final trade date (Ihara Chemical Industry)	April 25, 2017 (Tuesday) (planned)
Delisting date (Ihara Chemical Industry)	April 26, 2017 (Wednesday) (planned)
Effective date of the Merger	May 1, 2017 (Monday) (planned)

※	Should any unavoidable circumstances arise as we move ahead with these procedures, the schedule may be altered upon consultation between the companies.

(2) Merger Form
The companies will carry out an absorption-type merger. The Merger will be carried out based on a spirit of equality, but once the Merger procedures are completed, Kumiai Chemical Industry will be the company that survives the absorption-type merger (the “Surviving Company”), and Ihara Chemical Industry will be the absorbed company (the “Absorbed Company”).

(3) Merger Allocation Details
	Kumiai Chemical Industry (Surviving Company)	Ihara Chemical Industry (Absorbed Company)
Merger ratio	1	1.57
Number of shares to be issued through the Merger	Kumiai Chemical Industry ordinary shares: 52,208,016 shares (planned)

Note 1: Share allotment ratio

For every ordinary share of Ihara Chemical Industry, 1.57 ordinary shares of Kumiai Chemical Industry will be allocated and issued. However, there will be no share allocation through the Merger of the Ihara Chemical Industry ordinary shares held by Kumiai Chemical Industry (12,869,130 shares as of October 31, 2016) and of the treasury stock held by Ihara Chemical Industry (5,727,273 shares as of October 31, 2016).

Note 2: Number of shares to be issued through the Merger

When the Merger is carried out, Kumiai Chemical Industry will allocate and deliver 52,208,016 ordinary shares of Kumiai Chemical Industry (planned) to persons who are shareholders of Ihara Chemical Industry immediately before the Merger takes effect (excluding, however, Kumiai Chemical Industry and Ihara Chemical Industry, and the dissenting shareholders as provided under Article 785(1) of the Companies Act who exercise their appraisal rights regarding the Merger). Kumiai Chemical Industry will also appropriate 6,000,000 shares (planned) of the treasury stock held by Kumiai Chemical Industry (6,739,847 shares) to the ordinary shares of Kumiai Chemical Industry to be issued, and will issue new ordinary shares for the remainder. Please note that the number of ordinary shares to be issued by Kumiai Chemical Industry may be revised in the future depending on the number of treasury stock that Ihara Chemical Industry ends up holding by the record date (including the treasury stock to be acquired through the exercise of appraisal rights provided under Article 785(1) of the Companies Act regarding the Merger) or for other reasons.

Note 3: Handling of shares of less than one unit

The Ihara Chemical Industry shareholders who end up holding shares constituting less than a whole unit of Kumiai Chemical Industry (fewer than 100 shares) due to the Merger will be entitled to receive dividends according to the number of shares that they hold on the record dates that fall on or after the effective date of the Merger, but they will not be able to sell the shares of less than one unit on the market.

The shareholders who end up holding shares of less than one unit of Kumiai Chemical Industry (fewer than 100 shares) may avail themselves of the following programs regarding the shares of less than one unit.

① Buyback program for shares of less than one unit (sale of fewer than 100 ordinary shares)
Under the provisions of Article 192(1) of the Companies Act, this program allows shareholders who hold shares of Kumiai Chemical Industry less than one unit to request that Kumiai Chemical Industry buy back the shares of less than one unit that they hold.

② Additional share purchase program for shares of less than one unit (purchase additional ordinary shares required to reach 100 shares)
Under Article 194(1) of the Companies Act and the provisions of Kumiai Chemical Industry’s articles of incorporation, this program allows shareholders who hold shares of less than one unit of Kumiai Chemical Industry to request that Kumiai Chemical Industry sell them a number of ordinary shares that, when combined with the number of shares less than one unit held by the relevant shareholder, will constitute a single unit (100 shares).

Note 4: Handling of fractions less than one share

Shareholders of Ihara Chemical Industry who end up being issued a fraction of an ordinary share of Kumiai Chemical Industry (less than one share) due to the Merger will be sold a number of Kumiai Chemical Industry shares equivalent to the total number of fractions shares in accordance with Article 234 of the Companies Act and the provisions of related laws and ordinances (totals of less than one share will be rounded down), and will be delivered the proceeds from the sale to the relevant shareholders in proportion to the fraction of a share that they held.

(4) Handling of Ihara Chemical Industry Share Options and Bonds with Share Options in Conjunction with the Merger
Ihara Chemical Industry has not issued any share options or bonds with share options.

4. Basis for the Terms of the Allotment under the Merger
(1) Basis and Reasons for the Terms of the Allotment
Third-party financial advisors that are independent from both companies were retained to perform financial analysis on the merger ratio to make sure that the ratio is impartial and fair. Kumiai Chemical Industry has appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and Ihara Chemical Industry has appointed Daiwa Securities Co., Ltd. (“Daiwa Securities”) as their respective third-party financial advisors.
Kumiai Chemical Industry and Ihara Chemical Industry carefully examined the analytical results of the merger ratio and advice submitted by the above-mentioned third-party financial advisors on December 15, 2016, respectively, and conducted in-depth negotiations and discussions factoring in the financial position, results, share price, and other factors of both companies. Consequently, the companies agreed and determined that the merger ratio stated in 3.(3) above is fair and will contribute to the interests of both companies’ shareholders.
Please note that the merger ratio may be revised through mutual discussions by both companies if there is any material change in the conditions that form the basis of the calculation.

(2) Matters Relating to the Financial Analyses
① Names of the financial advisors and the relationship to Kumiai Chemical Industry and Ihara Chemical Industry
Nomura Securities and Daiwa Securities are financial advisors that are both independent from Kumiai Chemical Industry and Ihara Chemical Industry. They do not fall under related parties of Kumiai Chemical Industry and Ihara Chemical Industry, and neither financial advisor is a material related party that should be noted with respect to the Merger.

② Summary of the Financial Analyses
Nomura Securities performed its financial analysis of the merger ratio using the Market Share Price Analysis since share prices (ordinary shares) exist for both companies, respectively, the Comparable Company Analysis since there are a number of listed companies that are comparable to Kumiai Chemical Industry and Ihara Chemical Industry and it is possible to infer a share price based on a comparison thereof, and the Discounted Cash Flow Analysis (“DCF Analysis”) to reflect the state of future business activities in performing its financial analysis.
The results of the financial analysis of the merger ratio using each methodology are as follows when the equity value per share of Kumiai Chemical Industry is set at one (1).

Methodology	Results of Financial Analysis of the Merger Ratio
Market Share Price Analysis (Reference Date ①)	1.58 –1.65
Market Share Price Analysis (Reference Date ②)	1.53 –1.67
Comparable Company Analysis	1.19 –1.88
DCF Analysis	1.53 –1.69

In the Market Share Price Analysis, the closing share price on the first section of the Tokyo Stock Exchange on December 15, 2016 (the reference date; hereinafter“Reference Date ①”), and the average closing share price during the one-week period, one-month period, three-month period, and six-month period preceding the Reference Date ① were used, and the closing share price on the first section of the Tokyo Stock Exchange on September 16, 2016 (the reference date; hereinafter“Reference Date ②”), which is the business day before the “Notice of Conclusion of Basic Agreement on Business Integration between KUMIAI CHEMICAL INDUSTRY CO., LTD. and IHARA CHEMICAL INDUSTRY CO., LTD.” was released on September 20, 2016, and the average closing share price for the one-week period, one-month period, three-month period, and six-month period preceding the Reference Date ② were used.
Nomura Securities in principal used the information provided by both companies as well as information in the public domain, etc. as is when performing its financial analysis of the merger ratio. It did so on the assumption that the materials and information, etc. that it used were all correct and complete, and it did not independently verify the accuracy or completeness thereof. Further, Nomura Securities did not independently value, appraise, or assess the assets and liabilities (including contingent liabilities), including analyses and valuations of independent assets and liabilities, of Kumiai Chemical Industry and Ihara Chemical Industry and their affiliated companies, nor did it retain a third-party agency to do so. The merger ratio financial analysis performed by Nomura Securities reflects the information and economic conditions as of December 15, 2016, and the financial estimates by Kumiai Chemical Industry and Ihara Chemical Industry are used on the premise that they have been reasonably prepared or reviewed based on the best estimates and decisions made by both companies’ management teams at present.
The future profit plan that was used as a basis for the DCF Method calculation (Kumiai Chemical Industry submitted the profit plan to Nomura Securities) states that a substantial year-on-year increase in profit is expected for one fiscal year. This is because Kumiai Chemical Industry expects profitability to improve in the fiscal year ending October 31, 2019 based on increased sales of a new chemical in the Japanese market, increased volume of sales due to an expanded sales territory for a herbicide targeting overseas markets, and decreased testing and research costs.
On the other hand, none of the fiscal years included in the Ihara Chemical Industry profit plan show a substantial year-on-year profit increase or decrease.
Further, the synergistic effects of the Merger have not been reflected in either of the company’s profit plans on which the DCF Analysis is predicated.

Daiwa Securities used the Market Share Price Analysis when performing its financial analysis of the merger ratio because there is a market share price of the ordinary shares listed on a financial instruments exchange for both companies. It also used the DCF Analysis to reflect the state of future business activities in performing its financial analysis.

The results of the financial analysis of the merger ratio are as follows when the equity value per share of Kumiai Chemical Industry is set at one.

Methodology	Results of Financial Analysis of the Merger Ratio
Market Share Price Analysis	1.58 – 1.63
DCF Analysis	1.37 – 1.87

In the Market Share Price Analysis, December 15, 2016 was used as the calculation reference date. Daiwa Securities used the closing price of both companies on the Tokyo Stock Exchange on the calculation reference date, as well as the average closing share price for the one-month period, the three-month period, and the six-month period preceding the calculation reference date to perform its financial analysis.
Daiwa Securities in principal used the materials and information provided by Kumiai Chemical Industry and Ihara Chemical Industry as well as information in the public domain, etc. as is when performing its financial analysis of the merger ratio. It did so on the assumption that the materials and information, etc. subject to analysis and review were all correct and complete, and it did not independently verify the accuracy or completeness thereof, nor is it obligated to do so. Daiwa Securities did not individually value, appraise, or assess the assets and liabilities (including, but not limited to, financial derivatives, off-balance-sheet assets and liabilities, and contingent liabilities), including analyses and valuations of independent assets and liabilities, of Kumiai Chemical Industry and Ihara Chemical Industry and their affiliated companies, nor did it hire a third-party agency to do so. Daiwa Securities assumes that the profit plans, financial estimates, and future-oriented information provided by Kumiai Chemical Industry and Ihara Chemical Industry, respectively, were reasonably prepared based on the best possible estimates and decisions at present made by both companies’ management teams, and with Ihara Chemical Industry’s consent, Daiwa Securities relied on this information without independent verification thereof. The financial analysis performed by Daiwa Securities are premised on financial, economic, market, and other conditions as of December 15, 2016.
The future profit plan that was used as a basis for the DCF Analysis calculation (Kumiai Chemical Industry submitted the profit plan to Daiwa Securities) states that a substantial year-on-year increase in profit is expected for one fiscal year. This is because Kumiai Chemical Industry expects profitability to improve in the fiscal year ending October 31, 2019 based on increased sales of a new chemical in the Japanese market, increased volume of sales due to an expanded sales territory for a herbicide targeting overseas markets, and decreased testing and research costs.
On the other hand, none of the fiscal years included in the Ihara Chemical Industry profit plan, however, show a substantial year-on-year profit increase or decrease.
Further, the synergistic effects of the Merger have not been reflected in either of the company’s profit plans on which the DCF Analysis is predicated.

(3) Schedule and Reasons for the Delisting
The ordinary shares of Ihara Chemical Industry will be delisted on April 26, 2017 due to the Merger (the final trading date is April 25, 2016) in accordance with the Tokyo Stock Exchange’s delisting criteria. The ordinary shares of Ihara Chemical Industry will no longer be tradable on the Tokyo Stock Exchange after the delisting, but ordinary shares of Kumiai Chemical Industry will be allotted to Ihara Chemical Industry shareholders, excluding Kumiai Chemical Industry and Ihara Chemical Industry, in accordance with the Merger Agreement as discussed in 3.(3) above.

The purpose of the Merger is as discussed in 1. above, and this will result in the delisting of the ordinary shares of Ihara Chemical Industry. After the Ihara Chemical Industry ordinary shares are delisted, the ordinary shares of Kumiai Chemical Industry, which will be issued as consideration in the Merger, will remain listed on the Tokyo Stock Exchange, so it is conceivable that some shareholders will receive an allotment of shares of less than one unit, depending the number of shares that they hold. However, shares of one or more units will still be tradable on the stock exchange, which we believe will maintain the liquidity of the shares.
The shareholders who end up holding shares of less than one unit of Kumiai Chemical Industry because of the Merger will not be able to sell the shares of less than one unit on the Tokyo Stock Exchange, but they may avail themselves of either the buyback program or the additional share purchase program at their option. See 3.(3), Note 3 above for the details of how this will be handled.
See also 3.(3), Note 4 for details on the handling of fractions of a share in the case that a shareholder ends up holding a fraction of a single share.
Ihara Chemical Industry shareholders may trade the ordinary shares of Ihara Chemical Industry that they hold as they normally would on the Tokyo Stock Exchange until the (planned) final trading date of April 25, 2017, and they are also entitled to duly exercise their rights under the Companies Act and related laws and ordinances.

(4) Measures to Ensure Fairness
Kumiai Chemical Industry and Ihara Chemical Industry retained third-party financial advisors to calculate the merger ratio, respectively, as stated in 4.(1) above, to ensure the fairness of the merger-ratio in the Merger, conducted in-depth negotiations and discussions based on the results of the financial analyses performed by the third-party financial advisors, and resolved at their respective board of directors meetings held on December 16, 2016 to carry out the Merger based on the merger ratio agreed to above.
Please note, however, that neither Kumiai Chemical Industry nor Ihara Chemical Industry obtained a fairness opinion from either third-party financial advisor regarding the merger ratio.
Kumiai Chemical Industry chose SATO & Partners and Ihara Chemical Industry chose T. Kunihiro & Co. Attorneys-at-Law as their respective legal advisors regarding the Merger, from whom they are respectively receiving legal advice regarding the method and process, etc. for board decision-making, including the procedures required for carrying out the Merger. SATO & Partners and T. Kunihiro & Co. Attorneys-at-Law are independent from Kumiai Chemical Industry and Ihara Chemical Industry, and neither law firm is a material related party.

(5) Measures to Avoid Conflicts of Interest
Since Kumiai Chemical Industry already holds 30.4% of the voting rights in Ihara Chemical Industry ordinary shares (including indirect holdings), Ihara Chemical Industry is an equity-method affiliate of Kumiai Chemical Industry. Additionally, of the directors at Ihara Chemical Industry, Mr. Takeo Otake concurrently serves as the Representative Director & Chairman of Kumiai Chemical Industry, and Mr. Yoshitomo Koike concurrently serves as Representative Director & President of Kumiai Chemical Industry.
Mr. Yoshitomo Koike is a counterparty party in the Merger, and the execution of the Merger Agreement therefore falls under a conflict of interest transaction under the Companies Act (Articles 356(1)(ii) and 365(1)), so the approval of the board of directors of Ihara Chemical Industry has been obtained regarding the transaction.

In light of the foregoing situation, Messrs. Takeo Otake and Yoshitomo Koike did not participate in the deliberation and resolution of Merger-related agenda items at the Ihara Chemical Industry board of directors meeting held on December 16, 2016. The Merger proposal brought before the meeting of the board of directors of Ihara Chemical Industry was passed unanimously by all eight directors present, excluding the two individuals named above.

5. Outline of the Companies Subject to the Merger
	Kumiai Chemical Industry	Ihara Chemical Industry
(1) Trade name	KUMIAI CHEMICAL INDUSTRY CO., LTD. (Surviving Company)	IHARA CHEMICAL INDUSTRY CO., LTD. (Absorbed Company)
(2) Business description	Manufacturing and sale of agricultural chemicals	Manufacturing and sale of agricultural chemical active ingredients and chemical products
(3) Date founded	June 20, 1949	November 24, 1965
(4) Location of head office	4-26 Ikenohata 1-chome, Taito-ku, Tokyo	4-26 Ikenohata 1-chome, Taito-ku, Tokyo
(5) Name and title of representative	Yoshitomo Koike, Representative Director & President	Masashi Mochizuki, Representative Director, President & CEO
(6) Capital	4,534 million yen	2,764 million yen
(7) Number of outstanding shares	86,977,709 shares (as of October 31, 2016)	51,849,917 shares (as of October 31, 2016)
(8) Fiscal year end	October 31	October 31
(9) Number of employees	(Nonconsolidated) 418 (as of October 31, 2016)	(Nonconsolidated) 216 (as of October 31, 2016)
(10) Main business partners	National Federation of Agricultural Cooperative Associations, Ihara Chemical Industry	Kumiai Chemical Industry, PI Industries Limited
(11) Main banks	Norinchukin Bank, Suruga Bank, The Bank of Tokyo-Mitsubishi UFJ	Norinchukin Bank, Suruga Bank, Mizuho Bank
(12) Major shareholders and shareholding ratios
National Federation of
Agricultural Cooperative
Associations
Japan Trustee Services Bank,
Ltd. (trust account)
J.P. MORGAN BANK LUXEMBOURG
S.A. 380578
JA Shizuoka Keizairen
Suruga Bank, Ltd.
Norinchukin Bank
CGML PB CLIENT ACCOUNT/
COLLATERAL
Japan Trustee Services Bank,
Ltd. (trust account 9)
Ihara Chemical Industry
The Master Trust Bank of Japan
 (trust account)

(as of October 31, 2016)
30.49% 5.08% 3.24% 3.18% 3.00% 2.97% 2.75% 2.18% 1.86% 1.24%
Kumiai Chemical Industry
Japan Trustee Services Bank, Ltd.
(trust account)
CGML PB CLIENT ACCOUNT/
COLLATERAL
Norinchukin Bank
Kyoei Fire & Marine Insurance
Co., Ltd.
Suruga Bank, Ltd.
Nihon Insatsu Kogyo
Nippon Soda Co., Ltd.
Dai-ichi Life Insurance Co., Ltd.
Sumitomo Mitsui Trust Bank,
Limited

(as of October 31, 2016)
24.82% 6.48% 5.55% 4.34% 4.14% 2.30% 1.81% 1.41% 1.29% 1.23%

(13) Relationship between the companies subject to the Merger
Capital ties	Kumiai Chemical Industry (including its subsidiaries) holds 30.4% of the voting rights (including indirectly held voting rights) in Ihara Chemical Industry.
Personnel ties	Kumiai Chemical Industry’s Representative Director & Chairman and its Representative Director & President also concurrently hold positions as directors at Ihara Chemical Industry.
Business ties	Kumiai Chemical Industry purchases agricultural chemical active ingredients from Ihara Chemical Industry. (for the fiscal year ended October 2016: 26,432 million yen)
Related Party Status	Ihara Chemical Industry is an equity-method affiliate of Kumiai Chemical Industry, and falls under the category of a related party.
(14) Business performance and financial conditions for the past three years (consolidated)
Fiscal year	Kumiai Chemical Industry			Ihara Chemical Industry
	ended October 31, 2014	ended October 31, 2015	ended October 31, 2016	ended October 31, 2014	ended October 31, 2015	ended October 31, 2016
Sales (million yen)	55,360	61,124	62,549	36,735	41,131	44,856
Operating profit (million yen)	2,629	3,723	2,267	3,443	4,933	3,981
Ordinary profit (million yen)	4,290	8,064	4,478	4,094	5,689	4,564
Net profit belonging to parent company shareholders (million yen)	3,051	6,563	3,423	2,460	4,194	3,292
Net assets (million yen)	49,668	56,787	57,264	44,029	49,466	51,352
Total assets (million yen)	70,277	85,089	83,608	57,576	64,051	67,223
Net assets per share (yen)	586.61	671.94	677.53	880.67	992.63	1,027.84
Net profit per share (yen)	38.17	82.13	43.07	54.37	91.38	71.71
Dividends per share (yen)	7.00	8.00	8.00	10.00	12.00	13.00

6. Post-Merger

Surviving Company
(1) Trade name	KUMIAI CHEMICAL INDUSTRY CO., LTD. *Going forward, Kumiai Chemical Industry will consider and determine a trade name that is appropriate for the image of the new company.
(2) Location of head office	4-26 Ikenohata 1-chome, Taito-ku, Tokyo
(3) Title and name of representatives expected to take office
Masashi Mochizuki, Representative Director & Chairman
(currently the Representative Director, President & CEO of Ihara Chemical Industry Co., Ltd.)
Yoshitomo Koike, Representative Director & President
(currently the Representative Director & President of Kumiai Chemical Industry)
Hiroyuki Kakinami, Senior Managing Director
(currently the Senior Managing Director of Kumiai Chemical Industry)

(4) Names of directors who are expected to take office (15 individuals)
Masashi Mochizuki, Yoshitomo Koike, Hiroyuki Kakinami, Masato Hayakawa, Hajime Takahashi, Makoto Takagi, Masahiro Ojima, Masanari Nakashima, Takuro Shinohara, Teruhiko Ikawa, Tetsuo Amano, Yoichi Maeda, Sumio Sano (outside director), Tadahisa Nishio (outside director), and Kanji Ikeda (outside director)

(5) Names of corporate auditors who are expected to take office (four individuals)	Kazuyuki Izumisawa (outside corporate auditor), Shozo Kubo (outside corporate auditor), Kenji Sugiyama (outside corporate auditor), Miwako Shiratori (outside corporate auditor)
(6) Business description	Manufacturing and sale of agricultural chemicals, agricultural chemical active ingredients, and chemical products
(7) Capital	Not finalized at present.
(8) Fiscal year end	October 31
(9) Net assets	Not finalized at present.
(10) Total assets	Not finalized at present.

7. Outline of Accounting Treatment
The Accounting Standard for Business Combination (Corporate Accounting Standard No. 21) and the Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (Corporate Accounting Standard Guidance No. 10) are being used for the accounting treatment of the Merger, and Kumiai Chemical Industry will carry out accounting based on the purchase method that designates Kumiai Chemical Industry as the acquiring company.
The amount of goodwill arising from the Merger has not been determined yet. Kumiai Chemical Industry will make an announcement as soon as it is determined.

8. Next Steps
No effects, etc. on Kumiai Chemical Industry’s consolidated results for the fiscal year ending October 31, 2017 have been finalized at present. Kumiai Chemical Industry will promptly disclose any material matters that arise.

End